EXHIBIT 99.2
PERSONAL & CONFIDENTIAL
July 20, 2007
The Board of Directors of
Cumulus Media Inc.
Dear Sirs:
     This letter is to confirm that Lew Dickey and members of his family, together with their investment partner Merrill Lynch Global Private Equity, are pleased to offer $10.65 per share in cash to acquire all of the outstanding shares of common stock of the Company. This offer represents a substantial premium of 27.2% over the closing price of the Company’s Class A Common Stock as of today. We believe the Cumulus stockholders will find this proposal, which provides for an all cash, certain transaction at a premium value, highly attractive.
     In addition, we are well positioned to negotiate and complete a transaction in an expedited manner with a high degree of closing certainty.
     To that end, the transaction has fully committed debt and equity financing. Specifically, the transaction would be financed through a combination of (i) approximately $300 million of equity that would be provided by an affiliate of Merrill Lynch Global Private Equity and (ii) $900 million of committed funded indebtedness to be arranged by Merrill Lynch & Co. Forms of the equity funding and debt financing commitment letters are being provided to you. In addition, Lew Dickey would re-invest a significant portion of his equity ownership in the Company through this transaction. This reinvestment, when combined with the investment anticipated to be made by members of his family, would have a value of approximately $60 million based on the proposed transaction price.
     In considering our offer, you should know that Lew is not currently interested in selling his stake in the Company to any other party, nor would it be his intention – if the Company were to be sold to any other party without Lew’s participation – to remain involved with the Company as CEO or otherwise.
     Of course, no binding obligation on the part of the Company or of the undersigned shall arise with respect to this proposal or any transaction unless and until such time as definitive documentation, satisfactory to us and approved by you, is executed and delivered.
     Our entire team looks forward to working with you and your legal and financial advisors to complete a transaction that is attractive to the Company’s public stockholders.
Very truly yours,
/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.
/s/ Robert End
Robert End, for Merrill Lynch Global Private Equity